Information Brochure regarding public offer to acquire shares and warrants issued by Isconova AB (publ)

This Information Brochure contains a summary of the contents in the combined prospectus and offer document in relation to Novavax, Inc.’s offer to acquire all shares and warrants issued by Isconova AB (publ) (the “Offer Document”)

The Offer Document can be obtained from Novavax, Isconova and Pareto Öhman (www.novavax.com, www.isconova.com and www.paretosec.com) and be ordered from Pareto Öhman by phone + 46 (0) 8 402 51 32.

CONTENTS
Background	2
Terms and conditions	3
Recommendation by Isconova’s Board of Directors	5
Summary unaudited pro forma condensed combined financial data	6
Financial information for Novavax	8
Key risks specific to the issuer and its industry	9
Key risks specific to the securities	10
Tax matters	11
Questions and Answers	13

Information Brochure regarding public offer to acquire shares and warrants issued by Isconova AB (publ)       1

Background

On June 4, 2013, Novavax, Inc. (“Novavax”) made a public offer to acquire all shares and warrants1) issued by Isconova AB (the “Offer”).

Novavax is developing recombinant vaccine candidates across a widevariety of disease indications with four clinical-stage programs in seasonal influenza, pandemic influenza, RSV and rabies, as well as a number of other programs currently in earlierstage pre-clinical development. Three of these clinical-stage programs are currently testing adjuvants, which are substances that act to enhance immune responses to specific vaccine targets. Novavax has been and continues testing adjuvants in all of its pre-clinical programs to see whether they enhance the immune responses to those vaccine candidates.

Consequently, Novavax has experience with a number of different types of adjuvants, including saponin-based adjuvants. Notably, in October 2012 Novavax published successful results of its Phase I clinical pandemic influenza vaccine trial using a thirdparty’s saponin-based adjuvant. Based on these data and Isconova’s published clinical data, Novavax believes that Isconova’s vaccine adjuvant technology will complement and strengthen its existing vaccine programs and provide Novavax with greater control of the development and use of adjuvants within these programs. Novavax further believes that having full access to Isconova’s adjuvant program, along with the scientific and clinical teams that have been developing the technology for many years, will allow it to better understand, characterize and refine many of its vaccine targets, which has the potential to lead to better, more potent vaccine candidates advanced through clinical trials to market in less time.

1) Warrants series 2005-I series 2005-II.

2	Information Brochure regarding public offer to acquire shares and warrants issued by Isconova AB (publ)

Terms and conditions

Under the terms of the Offer Novavax offers:

•	1.2388 shares of its common stock for each share in Isconova; and

•	SEK 0.74 for each warrant series 2005-I and SEK 3.78 for each warrant series 2005-II in Isconova.

No commission or brokerage fees will be levied on shareholders and warrant holders that tender such instruments in the Offer. Only whole shares in Novavax will be delivered to Isconova shareholders who accept the Offer. Fractions of shares will be combined and sold on NASDAQ Global Select Market on behalf of the Isconova shareholders concerned, and the average net proceeds will thereafter be distributed among such shareholders in relation to the size of each shareholder’s fraction of a Novavax share.

The shares issued by Novavax as consideration in the Offer are non-Swedish securities and will not be registered with Euroclear Sweden AB (“Euroclear”). Shareholders in Isconova who have their shares registered on a securities account (Sw. VP-konto) with Euroclear and accept the Offer may elect to open a custody account (Sw. värdepappersdepå) with a bank or securities broker in Sweden for purposes of receiving the Offer consideration. The details of such custody account must be stated on the acceptance form when the shares are tendered in the Offer. Alternatively, such holders may elect that the Novavax shares received as consideration shall be sold commission free by Pareto Öhman on a best efforts basis on behalf of such holders, and the proceeds will be paid in SEK to the eligible parties, see section “Selling Facility” below.

Also holders of shares in Isconova with custody accounts with a bank or stock broker will be able to sell such number shares of Novavax that equals no more than 10,000 shares in Isconova by using such commission free selling facility, see section “Selling Facility” below.

TIMETABLE

The acceptance period for the Offer runs from July 9, 2013 to July 30, 2013. Settlement of consideration will begin as soon as possible after Novavax has announced that the conditions of the Offer have been fulfilled, or otherwise has announced a decision to complete the Offer. Provided that such announcement is given on August 6, 2013 at the latest, settlement is expected to commence on or around August 9, 2013. Novavax reserves the right to extend the acceptance period, as well as the right to postpone delivery of consideration shares and cash proceeds.

OFFER DOCUMENT AND ACCEPTANCE FORMS

The Offer Document, pre-printed acceptance form and return envelope are distributed to all directly registered Isconova shareholders as of July 4, 2013.

A printed version of the Offer Document will be distributed by Novavax and Pareto Öhman, see below for contact details. The Offer Document and blank acceptance forms can also be downloaded in electronic form from Novavax’ website www.novavax.com and from Pareto Öhman’s website www.paretosec.com.

INSTRUCTIONS FOR ACCEPTANCE OF THE OFFER

Directly registered holdings

Shareholders in Isconova whose shares are directly registered with Euroclear and who wish to accept the Offer should, during the period from July 9, 2013 to July 30 2013, sign and deliver a correctly completed acceptance form to:

Pareto Öhman AB

P.O. Box 7415

SE-103 91 Stockholm, SWEDEN

The acceptance form must be delivered or mailed in the attached return envelope well in advance of the last day of acceptance in order to be received by Pareto Öhman at the latest July 30, 2013. The acceptance form can also be submitted to bank offices or other securities institutions in Sweden, for forwarding to Pareto Öhman. Securities accounts and current holdings are stated on the pre-printed acceptance form which has been sent out together with the Offer Document. The holders should verify that the pre-printed information on the acceptance form is correct. Note that incorrect or non-complete acceptance forms may be disregarded. No changes may be made to the text on the pre-printed acceptance forms.

Nominee registered holdings

Shareholders in Isconova, whose shares are registered with a nominee such as a bank or other entity, will not receive the Offer Document or the pre-printed acceptance form. Acceptance of the Offer shall instead be done in accordance with instructions from such nominee.

Information Brochure regarding public offer to acquire shares and warrants issued by Isconova AB (publ)       3

Terms and conditions

Pledged holdings

If shares in Isconova are pledged in the Euroclear system, both the holder and the pledgee must sign the acceptance form and confirm that the pledge is terminated if the Offer is completed. The pledge should thus have been de-registered in the Euroclear system when the shares in Isconova are delivered to Pareto Öhman.

Holders of warrants

Holders of warrants in Isconova who wish to accept the Offer should, during the period from July 9, 2013 to July 30, 2013, sign and deliver a correctly completed acceptance form to Pareto Öhman at the address set out above. Holders of warrants shall also deliver the tendered warrants, including issued warrant certificates in original, to Pareto Öhman well in advance of the last day of acceptance in order to be received by Pareto Öhman at the latest on July 30, 2013.

SELLING FACILITY

Each shareholder in Isconova, having their shares registered on a securities account (Sw. VP-konto) with Euroclear, who tenders its shares in return for Novavax shares may sell its shares in Novavax issued in consideration for its shares in Isconova through a simplified commission free sales process.

In order to take advantage of the simplified commission-free sales process, the shareholder in Isconova shall fill out the part of the acceptance form titled “Selling Facility” and thereby authorize Pareto Öhman to act on behalf of the shareholder to sell, on behalf of the shareholder, the indicated number of Novavax shares received in exchange for the Isconova shares as part of the Offer. Please note that no one may sell more than the number of Novavax shares received by it as part of the Offer. Each shareholder agrees that Pareto Öhman shall have no liability to such holders in connection with the execution of such sales.

Also holders of shares in Isconova with custody accounts with a bank or stock broker will be able to sell such number shares of Novavax that equals no more than 10,000 shares in Isconova by using the commission free selling facility. Shareholders in Isconova, whose shares are registered with a nominee such as a bank or other entity who want to take advantage of the simplified sales process shall act in accordance with instructions from the nominee.

Following a completion of the Offer, Pareto Öhman will use reasonable efforts during a period of approximately 10 business days, subject to prevailing market conditions and other factors, from the first payment date in the Offer, to sell all of the Novavax shares that it has been instructed to sell in this manner, on the NASDAQ Global Select Market, through alternative trading systems and in other U.S. market centers. There is no guarantee as to the price at which the Novavax shares in question will be sold.

The proceeds of sale of the Novavax shares will at the end of the sales period be divided equally among the Novavax shares sold. The proceeds will be converted by Pareto Öhman into SEK at prevailing foreign exchange rates. The proceeds will be paid to the bank account designated by the shareholder on the acceptance form. Shareholders whose holdings are registered in the name of a nominee through a bank or brokerage firm will not be notified by Euroclear. Instead notification will be made in accordance with the policies and practices of each nominee

FRACTIONS OF SHARES ETC.

The Offer may be accepted for each shareholder’s entire holding of shares in Isconova, even if the shares do not correspond to a whole number of shares in Novavax. Only whole shares in Novavax will be delivered to shareholders in Isconova who accept the Offer.

If a shareholder in Isconova obtains a fraction of a share in Novavax, the fraction which has been obtained, after aggregation with other such excess fractions, will be sold by Pareto Öhman on NASDAQ Global Select Market on behalf of the shareholder. The sales proceeds will be divided in proportion to the fractional share each holder of shares is entitled to. No commissions will be charged on the sale. Following the sale the shareholders in question will be sent a contract note indicating the fractional shares sold. The sales proceeds will be converted to SEK at prevailing foreign exchange rates and will be paid in SEK to the bank account designated by the shareholder on the acceptance form. Payment of the sales proceeds will be made promptly after the sales are completed. Shareholders whose holdings are registered in the name of a nominee through a bank or brokerage firm will not be notified by Euroclear. Instead, notification will be made in accordance with the policies and practices of each nominee.

By accepting the Offer, the shareholder in Isconova authorizes Pareto Öhman to make such sale.

TERMS OF THE OFFER

The completion of the Offer is conditional upon a number of terms that are set out in the Offer Document. Novavax reserves the right to withdraw the Offer in the event that it is clear that any of the mentioned conditions are not or cannot be satisfied.

Further, Novavax has reserved the right to waive said terms in certain cases, and to complete the Offer.

4	Information Brochure regarding public offer to acquire shares and warrants issued by Isconova AB (publ)

Recommendation by Isconova’s Board of Directors

The Board of Directors1) of Isconova unanimously recommends holders of shares and warrants in Isconova to accept the Offer made by Novavax.

1)	Since Board members Gunnar Fernström and Bo Håkansson cannot be considered independent of shareholder InnKap 4 Partners L.P. and Farstorps Gård AB who have entered into irrevocable undertakings to accept the Offer, they have not participated in the Board of Directors’ handling of or resolutions regarding the Offer.

Information Brochure regarding public offer to acquire shares and warrants issued by Isconova AB (publ)       5

Summary unaudited pro forma condensed combined financial data1)

The Unaudited Pro Forma Condensed Combined Statements of Operations (pro forma statements of operations) combine the historical statements of operations of Novavax and Isconova for the three months ended March 31, 2013 and the year ended December 31, 2012 and gives pro forma effect to the combination as if it had been completed as of the beginning of each period. The Unaudited Pro Forma Condensed Combined Balance Sheet (pro forma balance sheet) combines the historical balance sheets of Novavax and Isconova as of March 31, 2013 and gives pro forma effect to the combination as if it had been completed on March 31, 2013. This information has been prepared under accounting principles generally accepted in the United States of America (U.S. GAAP).

The pro forma financial statements have been presented for illustrative purposes only and are not necessarily indicative of results of operations and financial position that would have been achieved had the entities been combined on the dates indicated during the periods presented, or the future consolidated results of operations or financial position of the combined company. Future results may vary significantly from the results reflected because of various factors, including those set out in the section titled “Key risks specific to the issuer and its industry” and “Risks specific to the securities” set out on pages 9 and 10.

	Three Months	Year Ended
	Ended March 31,	December 31,
(in thousands, except per share data)	2013	2012
Pro Forma Condensed Combined Statements of Operation Data:
Total revenue	$4,934	$24,808
Operating loss	(11,334)	(35,472)
Net loss	(11,342)	(34,595)
Basic and diluted net loss per share	(0.07)	(0.23)
Basic and diluted weighted average number of common shares	164,121	147,399

Pro Forma Condensed Combined Balance Sheet Data:
Cash and investments	$50,754
Total current assets	59,214
Working capital1)	44,743
Total assets	132,555
Longterm debt, less current portion	1,713
Accumulated deficit	(370,906)
Total stockholders’ equity	104,442

1) Working capital is computed as the excess of current assets over current liabilities.

1) Please refer to the Offer Document for more information.

6	Information Brochure regarding public offer to acquire shares and warrants issued by Isconova AB (publ)

Summary unaudited pro forma condensed combined financial data

COMPARATIVE PER SHARE DATA (UNAUDITED)

The following table sets forth certain historical and unaudited pro forma combined and pro forma equivalent financial information. The unaudited pro forma combined and pro forma equivalent basic and diluted net loss per share data assumes that the Offer was completed at the beginning of the respective periods. The Isconova pro forma equivalent data was calculated by multiplying the corresponding combined company unaudited pro forma data by an exchange ratio of 1.2388.

The unaudited pro forma combined and pro forma equivalent basic and diluted net loss per share data for the year ended December 31, 2012 was prepared based on the audited financial statements for Novavax and Isconova for the year ended December 31, 2012.

The unaudited pro forma combined and pro forma equivalent basic and diluted net loss per share data for the three months ended March 31, 2013 was prepared based on the unaudited condensed financial statements for Novavax and Isconova for the three months ended March 31, 2013. The pro forma combined and pro forma equivalent net book value per share data as of March 31, 2013 was prepared based on the unaudited balance sheet of Novavax and Isconova as of March 31, 2013.

				Unaudited
			Unaudited	Pro Forma
	Novavax	Isconova	Pro Forma	Isconova
	Historical	Historical	Combined1)	Equivalent2)
Per share information for the three months ended March 31, 2013:
Basic and diluted net loss per share	$(0.07)	$(0.10)	$(0.07)	$(0.09)
Book value per share3)	$0.51	$0.35	$0.63	$0.78
Cash dividends4)	$–	$–	$–	$–

Per share information for the year ended December 31, 2012:
Basic and diluted net loss per share	$(0.22)	$(1.15)	$(0.23)	$(0.29)
Book value per share3)	$0.54	$0.45	N/A	N/A
Cash dividends4)	$–	$–	$–	$–
1)	Pro forma combined basic and diluted net loss per share is computed by dividing pro forma combined net loss by the weighted average pro forma number of shares outstanding during the periods presented. Pro forma combined book value per share is computed by dividing pro forma book value by the pro forma number of shares outstanding during the periods presented.

2)	Isconova pro forma equivalent amounts are calculated by multiplying pro forma combined per share amounts by the Exchange Ratio of 1.2388.
3)	Book value per share is computed by dividing total stockholders’ equity by the number of shares of common stock outstanding.

4)	Novavax and Isconova have not paid dividends in the historical periods presented.

Information Brochure regarding public offer to acquire shares and warrants issued by Isconova AB (publ)       7

Financial information for Novavax1)

The following table sets forth the selected historical financial data of Novavax for the three months ended March 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2012.

	For the
	Three Months
	Ended as of March 31,		For the Years Ended
	(unaudited)		and as of December 31
(in thousands, except per share amounts)	2013	2012	2012	2011	2010
Statements of Operations Data:
Revenue	$3,833	$4,642	$22,076	$14,688	$343
Loss from continuing operations	(9,996)	(7,336)	(28,507)	(19,364)	(35,708)
Income from discontinued operations	–	–	–	–	–
Net loss	$(9,996)	$(7,336)	$(28,507)	$(19,364)	$(35,708)
Basic and diluted net loss per share:
Loss per share from continuing operations	$(0.07)	$(0.06)	$(0.22)	$(0.17)	$(0.34)
Income per share from discontinued operations	–	–	–	–	–
Basic and diluted net loss per share	$(0.07)	$(0.06)	$(0.22)	$(0.17)	$(0.34)
Weighted average shares used in computing
basic and diluted net loss per share	148,448	120,558	131,726	113,610	104,768
Balance Sheet Data:
Cash and investments1)	$45,396	$20,720	$50,344	$18,309	$31,676
Total current assets	51,722	26,442	50,408	26,109	33,337
Working capital2)	42,469	18,601	38,733	18,530	23,071
Total assets	98,704	68,637	102,345	66,576	74,844
Long-term debt, less current portion	1,512	400	990	300	320
Accumulated deficit	(368,159)	(336,992)	(358,163)	(329,656)	(310,292)
Total stockholders’ equity	77,568	54,324	80,240	53,849	59,050
1)	Includes non-current investments of $1,117 and $6,233 at March 31, 2013 and December 31, 2012, respectively.
2)	Working capital is computed as the excess of current assets over current liabilities.

1) Comprehensive information relating to Novavax’ financials is included in the Offer Document, and is incorporated by reference in the Offer Document.

8	Information Brochure regarding public offer to acquire shares and warrants issued by Isconova AB (publ)

Key risks specific to the issuer and its industry

An acceptance of the Offer and an investment in the shares of the combined business of Novavax and Isconova (the “Combined Group”) is associated with risks relating to the Combined Group’s operations. These risks include but are not limited to:

•	Novavax having a history of losses; Novavax has a history of losses and expects its costs to increase going forward. It is not certain that future increased sales, licensing fees et cetera will generate sufficient revenue to finance Novavax’ operations. Novavax cannot predict, when, if ever, it will be profitable;

•	Novavax has limited financial resources; therefore, it is not certain that Novavax will be able to maintain its current level of operations or be able to fund the development of its vaccine candidates;

•	Capital and credit market conditions; current and future uncertainty in the capital and credit markets may adversely affect Novavax’ ability to obtain funding on reasonable terms, if at all, and absence of such funding may have a material adverse effect on Novavax’ business;

•	Novavax may not be able to fund, develop, commercialize, manufacture and market its research programs and products; such failure(s) could lead to loss of revenue;

•	Novavax may not be able to procure or maintain the governmental approvals required in order to manufacture and sell its products; failure to procure such approvals in relevant markets could lead to loss of revenue;

•	Even if Novavax is able to develop and obtain required approvals in respect of its products, there is no guarantee that such products will be accepted by the market; such lack of acceptance could lead to loss of revenue;

•	Even if regulatory approval is received for Novavax’ vaccine candidates, the later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions, including withdrawal of the product from the market, which could lead inter alia to loss of reputation and loss of revenue;

•	Because Novavax is subject to environmental, health and safety laws, it may be unable to conduct its business in the most advantageous manner, and such laws can entail that Novavax is required to incur expenses to ensure compliance, or to restrict its operations, which could lead to loss of revenue or entail that Novavax incurs liability against employees or third parties;

•	Novavax’ collaborations with regional partners and international providers exposes it to risks related to non-U.S. markets and laws, including without limitation regulatory risks, exchange rate exposure, political or economic instability and reduced protection of intellectual property rights;

•	Novavax’ success depends on its ability to maintain the proprietary nature of its technology; costs to maintain and defend such rights, can be costly and situations may arise where Novavax needs to license products from third parties at terms which are commercially or legally unfavorable. Changes in patent laws or interpretation of patent laws may lead to that Novavax’ competitors are able to develop and commercialize Novavax’ discoveries, which could lead to loss of revenue. Further, Novavax’ potential infringement or alleged infringement of the rights of other parties, can adversely affect Novavax’ business, financial condition and results of operations;

•	Competition; Many of Novavax’ competitors have significantly greater resources and experience, which may negatively impact Novavax’ commercial opportunities, increase its costs or reduce its earnings;

•	Novavax may be unable to attract or retain key management or other personnel; such failure may result in delay in product development, which in turn may lead to lost business opportunities or reduced earnings;

•	This Offer involves the integration of two companies based in different countries that currently operate independently. As such, Novavax may not be able to successfully integrate its business with the business of Isconova. The failure to successfully integrate the two businesses’ operations could adversely affect Novavax’ business, financial condition and results of operations;

•	Isconova adjuvants, including Matrix-M, may prove to have limited or no benefit to Novavax’ vaccine development programs. Novavax cannot guarantee that Matrix-M, or any other of Isconova’s saponin-based adjuvants, will offer immunogenic benefits to any of its vaccine programs until such adjuvants are tested in clinical trials;

•	Novavax is not able to guarantee that cost savings from operational efficiencies will be realized within the time periods contemplated or that they will be realized at all. Novavax is not able to guarantee that the combination of Novavax and Isconova will result in the realization of the full benefits; and

•	Novavax may have product liability exposure; Novavax maintains product liability insurance coverage but such coverage is costly and Novavax may not at all times be able to maintain coverage at a reasonable cost. Product liability claims may inter alia result in decreased demand for Novavax’ products and impaired reputation, costs of litigation and awards to claimants, loss of revenue and potentially an inability to commercialize Novavax’ products.

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Key risks specific to the securities

An acceptance of the Offer and an investment in the Combined Group’s shares is associated with risks relating to the Novavax securities. These risks include but are not limited to:

•	The risk that the Offer is not completed or turns out unsuccessful, which may have a negative impact on the value of the shares in Novavax and/or Isconova;

•	The risk that the integration of the two companies is unsuccessful;

•	The risk that the costs relating to the Offer limit Novavax’ financial resources;

•	Market volatility; there is a risk that the Combined Group’s shares will fluctuate in the future, even as a result of events that do not specifically relate to the Combined Group. These fluctuations may cause the market price of shares in Novavax to be lower or more volatile than expected;

•	Market liquidity; there is a risk that limited liquidity will require us to seek additional funds through public or private equty or debt financings, which could have a material adverse effect on the price of the Combind Group’s common stock; and

•	Dilution; there is a risk that the Combined Group will raise additional funds through future offerings of shares of its common stock or other securities. Such offerings would cause dilution of shareholders’ percentage ownership in the Combined Group.

Novavax plans to retain all of its earnings for use in development of its business. The Combined Group, therefore, does not anticipate paying any cash dividends in the foreseeable future.

10	Information Brochure regarding public offer to acquire shares and warrants issued by Isconova AB (publ)

Tax matters

The following is a summary of certain Swedish tax consequences related to the Offer for shareholders and holders of warrants who are resident (or domiciled) in Sweden for tax purposes. The summary does not deal comprehensively with all tax consequences that may occur in this context. The tax consequences for a specific shareholder can depend on the circumstances in the specific case. Each shareholder or holder of warrants is recommended to consult a tax adviser for information with respect to any tax consequences that may arise as a result of the Offer, including the applicability and effect of foreign income tax legislation, provisions contained in tax treaties and other rules that may be applicable.

GENERAL INFORMATION ON THE DISPOSAL OF SHARES

Calculation of capital gains and capital losses

Shareholders who sell shares are in general subject to tax on any capital gains that may arise. Capital gains and capital losses are normally calculated as the sales price less the sales costs, such as brokerage, less the acquisition cost.

An exchange of shares is regarded as a sale of shares. However, there are certain rules regarding so called roll-over relief that can be applicable and that is an exception of immediate taxation (see further under heading “Tax consequences for shareholders accepting the Offer” ).

Individuals

Capital gains on listed shares are subject to 30% tax for individuals and estates of deceased persons. Capital losses on sales of listed shares are for the fiscal year fully deductible against capital gains on other listed share based instruments and against the taxable part of capital gains on unlisted shares. For remaining capital losses, 70% are deductible against other taxable capital income.

If the capital losses incurred for a fiscal year exceed all capital income, a tax reduction is granted against the tax on salary income, business income as well as real estate tax and municipal real estate fee. The tax reduction amounts to 30% of the loss that does not exceed SEK 100 000 and 21% of the remaining loss. Losses cannot be carried forward to another income year.

Limited liability companies

Limited liability companies and other legal entities apart from estates are in general taxed on capital gains as business income with a tax rate of 22% for financial years beginning as from 1 January 2013 (for financial years beginning prior to 1 January 2013 a tax rate of 26,3% applies)1). Deductions for capital losses on shares are only allowed against capital gains on other share based instruments2). If a capital loss cannot be deducted by the company that has incurred the loss, it can be deducted against capital gains on share based instruments earned by other companies in the same group, provided that the companies can exchange group contributions and that both companies apply for this treatment for the same fiscal year. Capital losses on share based instruments that are not utilized in one fiscal year can be carried forward and set off against capital gains on other share based instruments in future years. Losses may be brought forward indefinitely.

TAX CONSEQUENCES FOR SHAREHOLDERS ACCEPTING THE OFFER

The sales price for the shares in this Offer will be the fair market value of the shares in Novavax at the time of the exchange. Novavax intends to seek general advice from the Swedish Tax Agency to establish the sales price for the shares in Isconova.

Individuals

An acceptance of the Offer and disposing shares in Isconova in exchange for shares in Novavax will not trigger immediate taxation, in accordance with the tax provisions on the roll-over relief (Sw. Framskjuten beskattning vid andelsbyten). The shares received in Novavax are considered to have been acquired for an acquisition cost equal to the acquisition cost of the disposed shares in Isconova. It should be noted that according to the Swedish Tax Agency the standardized method may not be used when calculating the acquisition cost in a roll-over relief situation.

In order for the rules for deferred taxation to apply it is further required that Novavax will own shares representing more than 50% of the total number of votes in Isconova at the end of the calendar year when the exchange takes place.

Only whole number of shares in Novavax will be distributed to shareholders in Isconova who accept the Offer. In case shareholders in Isconova receive a fraction of a new share in Novavax, the fraction received will be added together with other such fractions and disposed of for the shareholders’ account. Any cash received from such disposal will be subject to immediate taxation without deduction of the corresponding part of the acquisition cost of the shares formerly held in Isconova.

The rules for roll-over relief are applied by the Swedish Tax Agency regardless of any request from the individual shareholder. However, any disposal of the received fractions of the shares in Novavax, that are disposed of for the shareholders’ account must be reported for the fiscal year when the disposal takes place.

1)	Exemptions apply in relation to business related holdings.

2)	Deductions are not allowed for business related holdings.

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Tax matters

Limited liability companies

An acceptance of the Offer and disposal of shares in Isconova in exchange for shares in Novavax will in general trigger taxation. A taxable capital gain or deductible capital loss is calculated as the difference between the sales price less the sales costs for the received shares in Novavax less the acquisition cost for the shares in Isconova, calculated according to the rules described above.

Limited liability companies realizing a capital gain through the exchange of shares may however invoke the rules for deferred taxation (Sw. Uppskovsgrundande andelsbyten) by applying for a tax deferral for such gain in their income tax return, provided that certain criteria are met. For instance, it is required that the capital gain exceeds any cash component received. The capital gain (less any cash received) will then be allocated pro rata to the shares received in Novavax for which the deferred amount is claimed. The deferred amount will become taxable at the latest when the received shares in Novavax are disposed of or cease to exist. This does, however, not apply if the received shares in Novavax are disposed of in a subsequent exchange, provided that certain criteria for a continued deferred taxation are met.

In order for the rules of deferred taxation to apply, it is further required that Novavax will own shares representing more than 50% of the total number of votes in Isconova at the end of the calendar year when the exchange takes place.

Only whole number of shares in Novavax will be distributed to shareholders in Isconova who accept the Offer. In case shareholders in Isconova receive a fraction of a new share in Novavax, the fraction received will be added together with other such fractions and disposed of for the shareholders’ account. Any cash received from such disposal will be subject to immediate taxation without deduction of the corresponding part of the acquisition cost of the shares formerly held in Isconova.

TAXATION UPON DISPOSAL OF WARRANTS

If the holders of warrants to subscribe for shares in Isconova accept the offer to receive cash as compensation for their warrants in Isconova, taxation will normally be triggered on the difference between the acquisition price paid for the warrant (including any taxable benefit recognized at acquisition) and the sales price for the warrant. Any taxable capital gain or deductible capital loss is calculated according to the general rules described under the heading “General information on the disposal of shares” above.

HOLDING OF NOVAVAX SHARES BY SWEDISH RESIDENTS

Disposal of shares

Normally, an exchange of shares does not trigger immediate taxation.1) Instead the shareholder is granted a deferral until the shares in Novavax are divested. The shares received in Novavax are deemed acquired for a value equivalent to the tax base value of the shares in Isconova. Novavax intends to ask the Swedish Tax Agency to establish the market value of the shares in Novavax in a General Advice.

Taxation of Dividends

A distribution paid by Novavax will be treated as a dividend for United States federal income tax purposes to the extent of Novavax’ current or accumulated “earnings and profits” (as determined under the United States Internal Revenue Code). Novavax generally will be required to withhold United States federal income tax at a rate of 30% on the gross amount of any dividend paid to a shareholder who is a resident of Sweden. However, the rate of United States withholding tax generally is reduced to 15% if the shareholder is entitled to the benefits of the Sweden-United States income tax treaty and complies with certain certification requirements (generally by completing and delivering an IRS Form W-8BEN to Novavax).

The gross dividend is also taxable in Sweden as income from capital at a rate of 30% for individuals and as income from business operations at a rate of 22% for corporations for financial years beginning on January 1, 2013 (for financial years beginning prior to January 1, 2013, a tax rate of 22% applies).

1) In respect of limited liability companies, please note the rules regarding businessrelated holdings.

12	Information Brochure regarding public offer to acquire shares and warrants issued by Isconova AB (publ)

Questions and Answers

I have my shares in Isconova on a Securities Account (Sw. VP-konto) with Euroclear, but I want to receive Novavax shares as consideration in the Offer. What do I need to do?

Instruct your bank or stock broker that you want to open a custody account, which can receive and hold shares that are traded in the U.S. (DTC-settled shares). Thereafter, please follow the instructions on the acceptance form, and ensure that the information stated by you regarding your new custody account is correct.

I have 15,000 shares in Isconova on my Securities Account (Sw. VP-konto) with Euroclear, and I want cash consideration for my Novavax shares. What do I do?

As a directly registered shareholder, you can elect that Pareto Öhman shall sell all your shares in Novavax commission free. Please follow the instructions on the acceptance form.

I have 15,000 shares in Isconova on my custody account, and I want to use the Selling Facility. What do I need to do?

Shareholders who have their shares on custody accounts should be able to receive the Novavax shares directly on their custody accounts. Such shareholders will however also be able to sell such number shares of Novavax that equals no more than 10,000 shares in Isconova by using the commission free selling facility. Shareholders in Isconova, whose shares are registered with a nominee who want to take advantage of the simplified commission-free sales process shall act in accordance with instructions from the nominee.

Will I be able to trade my Novavax shares in Sweden?

Trading in Novavax shares will not be offered on any trading venue in Sweden. The shares in Novavax are traded on NASDAQ Global Select Market in the U.S. Your bank or stock broker can provide you with information on how to trade in Novavax shares.

Information Brochure regarding public offer to acquire shares and warrants issued by Isconova AB (publ)       13

Intellecta Finanstryck 13 198407